UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SONUS NETWORKS, INC.
(Name of Issuer)

Shares of Common Shares, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

Darrin Payne
P.O. Box 71082
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 835916107		Page 2 of 8 Pages
1		Name of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 272,364,942 Common Shares outstanding as of October 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2008.

CUSIP No. 835916107		Page 3 of 8 Pages
1		Name of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 272,364,942 Common Shares outstanding as of October 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2008.

CUSIP No. 835916107		Page 4 of 8 Pages
1		Name of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 272,364,942 Common Shares outstanding as of October 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2008.

CUSIP No. 835916107		Page 5 of 8 Pages
1		Name of Reporting Persons Legatum Global Investment Limited I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 272,364,942 Common Shares outstanding as of October 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2008.

CUSIP No. 835916107		Page 6 of 8 Pages
1
Name of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996.

I.R.S. Identification Nos. of above persons (entities only)

2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 67,295,079
	8	Shared Voting Power 0
	9	Sole Dispositive Power 67,295,079
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,295,079
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%*
14		Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 272,364,942 Common Shares outstanding as of October 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2008.

EXPLANATORY NOTE

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007, Amendment No. 4 filed with the Commission on April 21, 2008, Amendment No. 5 filed with the Commission on June 19, 2008, Amendment No. 6 filed with the Commission on June 23, 2008, and Amendment No. 7 filed with the Commission on June 30, 2008 by Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.      Purpose of Transaction

Item 4 is hereby amended by adding the paragraphs below following the last paragraph of the current disclosure:

On January 9, 2009, the Reporting Persons entered into a settlement agreement with the Issuer (the "Settlement Agreement") that provides for, among other things, the addition of two new, independent members to the Issuer's Board of Directors (the "Board") to be designated by the Reporting Persons.  Subject to approval of the Reporting Persons' designees by the Board, one designee (the "2009 Designee") will be appointed to the class of directors with a term expiring at the Issuer's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") and the other designee will be appointed to the class of directors with a term expiring at the Issuer's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting").  The Issuer has agreed to (i) include the 2009 Designee in the Issuer's slate of directors for election at the 2009 Annual Meeting and (ii) publicly support and recommend that the Issuer's stockholders vote for the election of the 2009 Designee at the 2009 Annual Meeting (for a one-year term expiring at the 2010 Annual Meeting) in the same manner as all other designees on the Issuer's slate of directors.

As part of the Settlement Agreement, until the date that is 30 days prior to the first day of the notice period specified in the Issuer's advance notice bylaw related to any action to be taken at the 2010 Annual Meeting, the Reporting Persons have agreed not to (a) make, engage in, or in any way participate in, directly or indirectly, any "solicitation" (as such term is used in the proxy rules of the Commission) of proxies in support of (i) any nominee to the Board in opposition to the Issuer's slate of directors for election or (ii) the removal of any director of the Issuer, or (b) initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the Commission), directly or indirectly, stockholders of the Issuer for the approval of stockholder proposals, or conduct any other type of public referendum of the Company’s stockholders (binding or non-binding).

Additionally, and as previously announced, the Issuer has agreed to present a proposal at the 2009 Annual Meeting for approval by the Issuer's stockholders providing for the staggered declassification of the Board.  Finally, the Issuer has agreed to establish an ad hoc committee of the Board with the responsibility of working with management to focus on uses of the Issuer's cash and short-term investments, tax planning, strategic acquisitions, mergers and joint ventures, with the objective of enhancing stockholder value.  One of the Reporting Persons' designees will serve on this committee.

The foregoing summary of the Settlement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

On January 12, 2009, the Issuer issued a press release announcing the Settlement Agreement.  A copy of the press release is attached as Exhibit 2 and is incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibit.

Exhibit 1 –	Settlement Agreement, dated January 9, 2009

Exhibit 2 –	Press Release of Sonus Networks, Inc., dated January 12, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 12, 2009

GALAHAD SECURITIES LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM CAPITAL LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM GLOBAL HOLDINGS LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

LEGATUM GLOBAL INVESTMENT LIMITED
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996
By:	/s/ Mark A. Stoleson
Mark A. Stoleson Director